SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of May , 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO – UNIÃO DE BANCOS	UNIBANCO HOLDINGS S.A.
BRASILEIROS S.A.
PUBLICLY-HELD COMPANY	PUBLICLY-HELD COMPANY
CNPJ 33.700.394/0001-40	CNPJ 00.022.034/0001-87

NOTICE TO SHAREHOLDERS

The Board of Directors of UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. (“Unibanco”) and of UNIBANCO HOLDINGS S.A. (“Unibanco Holdings”) in meetings held today, decided:

A) GDSs Ratio Change and the consequent split of the certificates and increasing of the number of GDSs of the program

To amend Unibanco and Unibanco Holdings program of Global Depositary Shares (“GDSs”) in order to change the ratio of Units represented by each GDS. Thus, each GDS that currently represents ten (10) Units¹ shall represent two (2) Units.

The GDSs are traded in the North American stock market and the management believes that the market quotation value shall be adjusted to a more attractive trading level for its investors, providing an improved liquidity to the stocks.

Record Date: considering that the above resolution depends on the approval by the Brazilian Securities Exchange Commission in order to be effective, each GDS shall be traded as representing ten (10) Units until the record date to be announced. After the approval by such regulatory body, the GDSs will be traded representing two (2) Units.

Amendment to the GDSs Program: considering that the resolution taken will result in an increase of the number of GDSs traded in the North American stock market, the management of Unibanco and Unibanco Holdings is hereby authorized to execute all necessary acts to its implementation, including the amendment to the documents and agreements related to the GDSs Program.

Dividends: the amounts quarterly paid, for each GDS, as interest on capital stock, according to the terms established in the Meeting of the Board of Directors held on March 27, 2008, shall be proportionally adjusted in order to reflect the split of the GDSs.

¹ The Unit is a share deposit certificate representative of one preferred share issued by Unibanco and one preferred share issued by Unibanco Holdings.

B) Capitalization of Reserves with Bonus Stock

To call Extraordinary Shareholders’ Meetings of Unibanco and Unibanco Holdings, to be held on next July 16th, 2008, respectively at 02:30 p.m. and 02:45 p.m., in order to decide upon the following proposals:

Capitalization of Reserves of Unibanco: proposed the increase of R$3,000,000,000.00 (three billion Reais) to the capital stock, thereby increasing Unibanco’s overall capital stock from R$8,000,000,000.00 (eight billion Reais) to R$11,000,000,000.00 (eleven billion Reais) through the capitalization of funds currently in the reserve designed to ensure that Unibanco has adequate operating margins.

Capitalization of Reserves of Unibanco Holdings: proposed the increase of R$1,744,510,000.00 (one billion, seven hundred and forty four million, five hundred and ten thousand Reais) to the capital stock, thereby increasing Unibanco Holdings’ overall capital stock from R$4,555,375,681.04 (four billion, five hundred and fifty five million, three hundred and seventy five thousand, six hundred and eighty one Reais and four cents) to R$6,299,885,681.04 (six billion, two hundred and ninety nine million, eight hundred and eighty five thousand, six hundred and eighty one Reais and four cents) through the capitalization of R$1,467,785,893.05 (one billion, four hundred and sixty seven million, seven hundred and eighty five thousand, eight hundred and ninety three Reais and five cents) of the funds currently in the Equalization of Equity Reserve and R$276,724,106.95 (two hundred and seventy six million, seven hundred and twenty four thousand, one hundred and six Reais and ninety five cents) of the funds currently in the Reserve for Unrealized Profits.

Bonus Stock (10%): the increase of Unibanco and Unibanco Holdings capital shall be effective by means of the issuance of shares to be delivered, on a free basis, to the shareholders in the proportion of one (1) new share for each ten (10) shares of the same type owned.

In case the proposals are approved by Unibanco and Unibanco Holdings Extraordinary Shareholders’ Meetings, the shareholders who hold Units shall receive, for each ten (10) Units held, one (1) additional Unit, as bonus stock, and the shareholders who hold GDS shall receive, for each ten (10) GDSs held, one (1) additional GDS.

Record Date: Given that the resolution above to be effective must be approved by the Central Bank of Brazil, the record date for the purpose of determining the right to receive the new shares will be released after this approval have been obtained. Therefore, until the record date, the existing shares of Unibanco and of Unibanco Holdings will be traded with the right to receive the new shares issued; only after such date the shares shall be negotiated ex-rights to receive the shares issued.

Unitary Cost: the unitary cost that will be ascribed to the shares issued, according to the provisions of 1st paragraph of Article 25 of the Normative Instruction N. 25/2001, issued by the Brazilian Federal Revenue Secretary, will be informed further.

Fractional Stocks: fractional stocks will be separated, grouped in whole numbers, and sold in the São Paulo Stock Exchange.

Dividends: in case the bonus stock is approved, the amounts quarterly paid, as interest on capital stock, according to the terms established in the Meetings of the Board of Directors of Unibanco and Unibanco Holdings both held on March, 27th, 2008, shall be maintained. Thus, the amount quarterly paid shall be increased in ten percent (10%) after the inclusion of the bonus stock in the stock basis.

Amendment to the By-laws: it was proposed that Unibanco and Unibanco Holdings By-laws will be amended in order to reflect the above proposals.

São Paulo, May 29th, 2008.

UNIBANCO-UNIÃO DE BANCOS	UNIBANCO HOLDINGS S.A.
BRASILEIROS S.A.

Geraldo Travaglia Filho
Investor Relations Officer

     For more information contact:
Investor Relations
Unibanco - União de Bancos Brasileiros S.A.
Av. Nações Unidas, 8.501 – 13th floor, SP 05423-901- Brazil
Tel.: (55 11) 3905-1980 / Fax: (55 11) 3905-1585
E-mail: investor.relations@unibanco.com
www.ir.unibanco.com

Please note that this is an English version of the Press Release. The original version is in Portuguese. If there is any discrepancy between such versions, the Portuguese version shall prevail.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 29, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.